ASX ANNOUNCEMENT
(ASX: WPL)


06010400


WOODSIDE

TUESDAY, 10 JANUARY 2006
10:10AM (WST)

MEDIA
PETER KERMODE
W: + 61 8 9348 1195
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiaries Woodside Mauritania Pty. Ltd. and WEL Mauritania B.V. offshore Mauritania since the last report issued on 3 January 2006.

PSC Area C, Block 6: Zoulé-1 Exploration Well

The *'Stena Tay'* drill rig drilled the Zoulé-1 exploration well to the final total depth of 3,730 metres.

At midnight on 9 January 2006, preparations were underway to commence wireline logging operations. The well will then be plugged and abandoned as planned.

Following the Zoulé-1 well the Stena Tay will then drill the Doré exploration well located in PSC Area B.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Société Mauritanienne des Hydrocarbures [formerly GPC]	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


MAURITANIA PSC BLOCK 7
Location Map
Zoulé-1
Pelican-1
Thon-1
MAURITANIA PSC AREA C6
Doré
MAURITANIA PSC AREA B
Pouné-1
Nouakchott
Tiof
Chinguetti
Joint Venture
Tevet
Banda
Chinguetti
Field
Chinguetti
Exploitation
Perimeter
Colin
MAURITANIA PSC AREA A
Mauritania
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES
AND PLANNED EXPLORATION WELLS
WOODSIDE

